May 1, 2009
United States Securities and Exchange Commission
Office of Mergers and Acquisitions
100 F. Street, N.E.
Washington, D.C. 20549
  Attention: Melissa C. Duru, Special Counsel
Telephone: 202-551-3757
Facsimile: 202-772-9203

Re:	Trico Marine Services Preliminary Proxy Statement on Schedule 14A Filed on April 15, 2009 File No. 1-33402
Ladies and Gentlemen:
We are in receipt of your letter dated April 28, 2009 regarding comments to the above-referenced filing. This letter sets forth our responses to such comments. For your convenience, we have included each comment set forth in your letter, followed by our response to such comment. We have also enclosed for your reference a copy of Amendment No. 1 to our Preliminary Proxy Statement (“Amendment No. 1”), reflecting the responses described herein.
Cover Letter
Comment 1: You disclose that shareholders will be asked to vote on a number of Kistefos’ proposals, “if properly presented”. You make reference in other portions of the proxy to proper presentation pursuant to Trico bylaw provisions. Revise to provide a succinct summary of the relevant portions of your charter documents, state law or other authority that the company will consult in order to make a determination as to whether the proposals have been properly presented.
Response 1: The requested revisions are set forth in the Chairman’s letter to stockholders and in the notice of annual meeting of stockholders in Amendment No. 1.
Comment 2: You disclose that the company has advised Kistefos that it reserves the right to “disregard some or all of Kistefos’ proposals” at a later date in the event the company determines that the adoption of some or all of Kistefos’ proposals could cause Trico or any of its subsidiaries or affiliates to lose the eligibility to conduct business as US maritime companies. Please revise to specify whether the company has already made such a determination. If not, revise to disclose why the company has not yet made the determination and when the company will make such a determination (i.e. prior to the annual meeting)?

Response 2: Kistefos has presented a number of proposals for consideration by stockholders at the annual meeting, and Trico is concerned that adoption of Kistefos’s proposals could jeopardize Trico’s compliance with the Jones Act because of the effect that the adoption of the proposals could have on the composition and functioning of Trico’s Board. For example, Kistefos has proposed to increase the Board quorum requirement to 7, meaning that Trico’s Board could not act at a meeting unless 7 directors were present. If Messrs. Korsvold and Sveaas were elected at the annual meeting and the current non-U.S. citizen serving on Trico’s Board were removed (and no replacement elected), then Kistefos’s nominees would constitute 2 of 8 directors on Trico’s Board. In that circumstance, Kistefos would have the ability to exercise negative control over Trico since Kistefos’s nominees would be necessary to form a Board quorum and these nominees could conceivably prevent the Board from acting by simply not attending a Board meeting (subject to the limitations discussed under the heading “Proposal 4: Stockholder Proposal to Increase Director Quorum Requirement to Seven Directors”).
The U.S. Maritime Administration (“MarAd”) and the U.S. Coast Guard have broad interpretative authority to make determinations relating to the Jones Act based on the totality of facts and circumstances presented by a given factual situation. Neither of these regulatory authorities have, to the Company’s knowledge, made any determination as to the foreign control implications under the Jones Act that may arise from the combination of the election of both Kistefos nominees to the Board, the approval of some or all of Kistefos’s proposals by stockholders, and Kistefos’s ownership of approximately 21.7% of our common stock. To the extent that either of these regulatory authorities were to determine that any of such facts or circumstances could jeopardize the Company’s eligibility to conduct business as a U.S. maritime company, the Company has reserved its right to disregard some or all of Kistefos’s proposals in order to preserve its Jones Act eligibility.
The Company has revised the sections titled “Introduction” and the answer to the question titled “Why is the Jones Act such an important issue at this meeting?” under the heading “Questions and Answers About the Annual Meeting and Voting” on pages 7 and 13 of Amendment No. 1 to clarify the Company’s disclosure concerning its determination about the Jones Act eligibility.
Comment 3: See our comment above. Referencing applicable charter documents, state law or other authority, revise to set forth the authority upon which the company relies or would rely to disregard the Kistefos proposals in the event the Company determines that such proposals place the company at risk of losing its eligibility to conduct business as a US maritime company.
Response 3: The Company has revised the section under the heading “Introduction” on page 7 of Amendment No. 1 to clarify the Company’s disclosure concerning its determination about the Jones Act eligibility.
Comment 4: Please note our comment above. Clarify in your disclosure whether the company intends to disregard any of the Kistefos proposals that may be approved by shareholders at the annual meeting. In this regard, we note disclosure informing shareholders that the company plans to ignore the Kistefos “additional proposal” even in the event it receives the requisite vote required to amend the bylaws.
Response 4: The Company has revised the section under the heading “Introduction” on page 7 of Amendment No. 1 to clarify that the Company has no present intention of disregarding any proposals that may be approved by Trico’s stockholders at the annual meeting.

The Company does not intend to ignore the “additional proposal” (now referred to as “Proposal 12”) presented by Kistefos. Rather, if Proposal 12 does not receive the requisite affirmative vote, Trico will seek the dismissal of Kistefos’s complaint regarding the proposal as moot. If the proposal does receive the requisite affirmative vote, Trico intends to continue to take the position that the proposed amendment to the bylaws does not comply with Delaware law and Trico’s charter, and Trico will contest the complaint filed by Kistefos accordingly.
Comment 5: Further to our comments above. Please clarify that shareholders may challenge the Board’s assertion of any rights pertaining to the proper presentment or approval of any of the Kistefos proposals.
Response 5: The Company has revised the Chairman’s letter to stockholders, the notice of annual meeting of stockholders, under the heading “Introduction” on page 7 and in the answer to the question titled “Why is the Jones Act such an important issue at this meeting?” under the heading “Questions and Answers About the Annual Meeting and Voting” on page 13 of Amendment No. 1 to clarify the extent to which Trico’s stockholders may challenge the Board’s assertion of these rights pertaining to the proper presentment or approval of its proposals.
Questions and Answers About the Annual Meeting and Voting, page 3 — General
Comment 6: Please provide an additional question and answer that sets forth the basis for your authority to tally a provisional vote. Disclose why you believe that an amendment to the bylaws requiring that directors receive a majority vote or be rendered ineligible to serve is “inconsistent with Delaware law and Trico’s charter.”
Response 6: The requested revisions are set forth in the answers to the questions “Why is the Company tallying a “provisional” vote on Proposal 12?” and “Why does the Board believe that Proposal 12 is invalid under Delaware law and Trico’s charter?” under the heading “Questions and Answers About the Annual Meeting and Voting” on page 12 of Amendment No. 1.
Comment 7: Describe any court action and orders issued to date by the Court of Chancery of the State of Delaware that have a direct bearing on whether and how any Kistefos proposal must be presented to shareholders at the annual meeting. As noted in a previous comment, if any orders have been received, you must set forth how your decision to “tally a provisional vote” is supported by authority granted pursuant to any court order.
Response 7: The requested revisions are set forth in the answer to the question “Why is the Company tallying a “provisional” vote on Proposal 12?” under the heading “Questions and Answers About the Annual Meeting and Voting” on page 12 of Amendment No. 1. The Company has supplementally provided to the Staff an attached copy of the ruling by the Court of Chancery of the State of Delaware on this matter.
Comment 8: Include a question and answer that further clarifies the relevant provisions of the Jones Act and the reasons why the company believes such provisions are of particular importance to the current contested election.

Response 8: The requested revisions are set forth in the answer to the question “Why is the Jones Act such an important issue at this meeting?” under the heading “Questions and Answers About the Annual Meeting and Voting” on page 12 of Amendment No. 1.
“How many votes do I have...,” page 3
Comment 9: Please clarify whether only US citizen shareholder may vote or specify how many votes per share non-US citizens have. Are non-US citizens allowed to vote if they are permanent residents of the United States? Further, disclose the consequences to persons who hold excess shares. Finally, revise to summarize the material limitations referenced in Article Six, Section 2 of your charter given that it impacts shareholders’ voting rights.
Response 9: The requested revisions are set forth in the answer to the question “How many votes do I have?” under the heading “Questions and Answers About the Annual Meeting and Voting” on page 8 of Amendment No. 1.
“What if Messrs. Compofelice and Guill do not receive a majority of the quorum at the meeting...,” page 6
Comment 10: Your disclosure in the response suggests that the Board may be forced to acknowledge the legitimacy of the Kistefos “additional proposal”. This disclosure appears to be inconsistent with assertions you make in other sections of the proxy where you indicate that you have deemed the Kistefos “additional proposal” to be “improper” and only eligible for a provisional tally based on your understanding of Delaware law and Trico’s charter. Given such statements, please explain how (a), (b) and (c) could occur and reconcile your disclosure.
Response 10: As the Company has noted in the Proxy Statement, the Board believes that Proposal 12 is not an appropriate matter for stockholder action under Delaware law and the Company’s charter. If the proposal does not receive the requisite affirmative vote of stockholders, Trico will seek the dismissal of Kistefos’s complaint as moot. If the proposal receives the requisite affirmative vote of stockholders, Trico intends to continue to take the position that the proposed bylaw amendment does not comply with Delaware law or Trico’s charter and will contest the complaint filed by Kistefos with the Delaware Court of Chancery accordingly.
Only if the Delaware Court of Chancery ultimately holds that the proposal is lawful under Delaware law and the Company’s charter and that the proposal applies to directors elected at the 2009 annual meeting, the Company’s current “holdover director” rule would be overturned and Messrs. Compofelice and Guill’s terms as directors would immediately expire. The Company has revised the answer to the question “What if Messrs. Compofelice and Guill do not receive a majority of the quorum at the meeting?” under the heading “Questions and Answers About the Annual Meeting and Voting” on page 13 of Amendment No. 1 accordingly.
“Who pays for soliciting proxies...,” page 7

Comment 11: It appears that you intend to solicit proxies via mail, telephonically and via the Internet. Please be advised that all written soliciting materials, including any e-mails or scripts to be used in soliciting proxies must be filed under the cover of Schedule 14A on the date of first use. Refer to Rule 14a-6(b) and (c). Please confirm your understanding.
Response 11: We confirm our understanding that all written soliciting materials, including any e-mails or scripts to be used in soliciting proxies, must be filed under cover of Schedule 14A on the date of first use, in accordance with Rule 14a-6(b) and (c).
Comment 12: Given that you may solicit proxies via the Internet, please tell us whether you plan to solicit via internet chat rooms, and if so, tell us which websites you plan to utilize.
Response 12: We do not plan to solicit via internet chat rooms.
Background and Certain Contacts with Kistefos, page 7
Comment 13: Support for each statement or assertion of opinion or belief must be self-evident, disclosed in the proxy materials, or provided to the staff on a supplemental basis. The following non-exhaustive list contains examples of the statements you make for which you should provide support:
▪	“Kistefos’ package of proposals ... are intended to allow Kistefos to assert control over the Company...”;

▪	“[e]lecting two non-U.S. citizens ... would put Trico out of compliance with federal laws applicable to Trico as a US maritime company ... [and] could also present risks to Trico under certain U.S. and European competition laws...”;

▪	“Kistefos would offer the company little strategic or operational experience compared to its existing directors...”;

▪	“the Board remained unconvinced that the Company and the other stockholder would be best served by having two voices from a single stockholder on the Board...”;

▪	“increasing the number of directors to 9 to fill the resulting vacancies would mean that until such vacancies are filed by individuals elected by the stockholders, the Board would be unable to take action”; and

▪	“[i]t is possible that the regulatory authorities charged with enforcing and interpreting the Jones Act may view the adoption of Proposal 4 together with the election of Messrs. Sveaas and Korsvold to the Board as jeopardizing the Company’s Jones Act eligibility...”.
Where the basis of support is other documents, provide either complete copies of the documents or sufficient pages of information so that we can assess the context of the information upon which you rely. Mark any supporting documents provided to identify the specific information relied upon, such as quoted statements, financial statement line items, press releases, and mathematical computations, and identify the sources of all data utilized.

Response 13: We provide additional support for and have supplemented the proxy statement with respect to each of the points listed, as more particularly set forth below:
▪	“Kistefos’ package of proposals ... are intended to allow Kistefos to assert control over the Company...”
We believe that the basis for such statement is evident from, among other things:
1.	Kistefos’s rejection of Trico’s offer to nominate one but not both of its nominees for election to the Board;

2.	Proposal 6, which, if adopted, would make it far easier for Kistefos to request calling a special meeting of stockholders;

3.	Proposal 8, which recommendation, if adopted by stockholders and followed by the board, would allow Kistefos ultimately to nominate a slate of directors, which if elected by stockholders, would constitute a majority of the board; and

4.	Proposal 12, which, if adopted by stockholders and determined to be lawful under Delaware law and Trico’s charter, may allow large stockholders, such as Kistefos, to create vacancies on the Board by simply not voting in director elections.
In addition, we respectfully remind the Staff that Kistefos holds approximately 21.7% of the voting power of Trico’s stock, and that, due to control considerations, Kistefos is subject to certain disclosure obligations under Rule 13d-1 and accounting rules under Rule 3-05(b)(2) and elsewhere that persons who beneficially own less than 20% are not. On page 5 of its preliminary proxy statement filed with the Commission on April 27, 2009, Kistefos states that its two nominees, if elected, “together will bring about the momentum required for change” and that it is “determined to bring about change at Trico...” On page 6 of its Amendment No. 31 to Schedule 13D filed with the Commission on March 16, 2009, Kistefos states that, although it has “no present plans that would result in any actions specified in Item 4 of Schedule 13D,” it “reserve[s] the right to propose or undertake or participate in any such actions in the future ...[including by] engage[ing] in the solicitation of proxies to effect a change in the composition or size of the present Board of Directors or management of the Company, including by removing and replacing members of the Board...” Based on all of this, we reasonably believe that Kistefos’s numerous proposals are intended to allow Kistefos to assert control over the Board at some future date should it decide to do so.
Where appropriate, we have made revisions to the proxy statement to clarify this viewpoint.
▪	“[e]lecting two non-U.S. citizens ... would put Trico out of compliance with federal laws applicable to Trico as a US maritime company ... [and] could also present risks to Trico under certain U.S. and European competition laws...”
As set forth on page 18 of Amendment No. 1, the above statements were communicated by Trico to Kistefos by letter on March 2, 2009. As of such date, Kistefos had not communicated to Trico and the parties had not discussed its proposals to expand the board (Proposal 3), expand the director quorum requirements (Proposal 4) and remove Mr. Staehr from the board (Proposal 5); without these or similar measures, electing two non-U.S. citizens would have put Trico out of compliance with the Jones Act for the reasons set forth in on page 13 of Amendment No. 1. The March 2, 2009 letter also explained that “Trico’s Jones Act eligibility would be compromised by

non-U.S. citizens either exercising control over more than 25% of the voting power in the corporation or occupying Board seats that constitute more than a minority of a Board quorum.” The Company has revised the sentence at issue under the heading “Background and Certain Contacts with Kistefos” on page 18 of Amendment No. 1 to clarify the timing of the Company’s letter in the context of Kistefos’s series of proposals.
On page 17 of Amendment No. 1, we state that U.S. and European competition laws “limit the extent which persons that are directors of one company may sit on the board of directors of another company if the two companies compete, as is the case with the Company and subsidiaries of Kistefos.” These laws include the Clayton Act, and Sherman Act, the Norwegian Competition Act, Article 53 of European Economic Area Agreement and Article 81 of the EC treaty. Messrs. Sveaas and Korsvold serve as directors and/or executive officers of Kistefos and Viking Supply, both competitors of Trico. That the election of Messrs. Sveaas and Korsvold to Trico’s board would present risks under such laws is the reason why Trico intends to institute certain screening procedures if Messrs. Sveaas and/or Korsvold are elected to its board, so as to limit their access to competitively sensitive information.
▪	“Kistefos would offer the company little strategic or operational expertise compared to its existing directors...”
Messrs. Sveaas and Korsvold appear to have limited experience with public U.S. companies or in the offshore sector beyond the North Sea and the traditional offshore supply vessel market. While Kistefos’s sector experience emanates from its ownership of Viking Supply, a competitor of Trico with nine vessels in the North Sea and India, Mr. Staehr, whom Kistefos seeks to remove from our Board in order to make room from Messrs. Sveaas and Korsvold under applicable Jones Act limitations, brings a broader perspective. Mr. Staehr was the President of Maersk Contractors, the drilling and floating production division of A.P. Moller, which also owns Maersk Supply Services, which currently operates over 50 offshore supply vessels globally, including 10 in the North Sea.
Kistefos’s claims that Messrs. Korsvold and Sveaas have significant operational expertise is unsupported. While Messrs. Korsvold and Sveaas have demonstrated experience in owning and investing in many Kistefos portfolio companies, they have offered few examples of actual operational experience with companies, beyond general, unsupported claims of having turned around selected companies they have chosen to highlight in their biographies as set forth on page 24 of Kistefos’s preliminary proxy statement.
▪	“the Board remained unconvinced that the Company and the other stockholders would be best served by having two voices from a single stockholder on the Board...”
In meetings with our directors described on pages 17 and 18 of Amendment No. 1, Kistefos claimed that it required the presence of both Mr. Korsvold and Mr. Sveaas to communicate its viewpoints effectively on our Board. (A similar claim is made on page 5 of Kistefos’s preliminary proxy statement where Kistefos claims only by having two directors can its “point of view . . . best be communicated in a dynamic Board environment.”) In light of its rejection of our offer to nominate one Kistefos representative (Mr. Sveaas) for election to the Board rather than two, and in light of the large costs Kistefos has had to expend in an effort to essentially obtain representation of one additional Kistefos representative, its claimed reasons for demanding the appointment or election of both representatives did not, in the opinion of our directors, appear credible. Rather, for many of the same reasons set forth under the first bullet point above, it appeared more likely to our directors that Kistefos’s primary motivation was to increase its influence over Trico and take actions that would make it easier to assert control over Trico in the event it elects to pursue such a course.
▪	“Likewise, increasing the quorum requirement to 7, removing a director and increasing the number of directors to 9, without also electing directors to fill the resulting vacancies, would mean that, until such vacancies are filled by individuals elected by the stockholders, the Board would be unable to take any action.”
This statement is correct because the result of such actions would be a board with 6 directors and 3 vacancies, which could take action at a meeting or by written consent only when it could meet a quorum requirement of 7. As explained in the sentence immediately preceding the one cited above, which appears on page 19 of Amendment No. 1, our charter requires that any vacancy occurring on the Board as a result of the removal of a director or an expansion of the Board be filled by vote of the stockholders.
▪	“[i]t is possible that the regulatory authorities charged with enforcing and interpreting the Jones Act may view the adoption of Proposal 4 together with the election of Messrs. Sveaas and Korsvold to the Board as jeopardizing the Company’s Jones Act eligibility...”.
On page 13 of Amendment No. 1, we have added additional disclosure under a new heading “Why is the Jones Act Such an Important Issue at this Meeting?” that provides additional background and support for this and similar statements. We have also cross referenced such additional disclosure to the discussion of Proposal 4 on page 58 of Amendment No. 1.
Comment 14: Throughout your disclosure, you imply that there is a link between a bylaw amendment resulting in a change in the quorum requirement and the ability of the Board to take action. Your disclosure throughout suggests that the increase in the quorum requirement, coupled with other Kistefos proposals renders the Board susceptible to the manipulation of one or two directors who would not attend and effectively stymie any Board action because quorum would no be reached. It is not apparent, however, whether you have a basis for the conclusion you draw. In this regard, please revise to discuss the fiduciary and legal duties imposed on each director of the Company. That is, please clarify that despite being Kistefos nominees, if elected, each of the Kistefos nominees would still be bound by his fiduciary duties towards the company and its shareholders. If it is the company’s assertion that despite the presence of such duties, the Kistefos nominees would abuse the quorum requirement by deliberately failing to attend Board meetings, then you must provide support for this assertion or remove the statements.
Response 14: The requested discussion is set forth in the section titled “Proposal 4: Stockholder Proposal to Increase Director Quorum Requirement to Seven Directors” beginning on page 57 of Amendment No. 1, and corresponding revisions have been made throughout Amendment No. 1.

Comment 15: For each of the Kistefos proposals presented, balance and supplement your disclosure to address the positive and negative aspects of each proposal.
Response 15: We have revised and supplemented disclosure relating to Proposals 3, 4, 5, 6, 7 and 12 as requested. We view our existing disclosure about Proposal 8 (declassification), toward which Trico takes a neutral position and makes no voting recommendation, as balanced and in need of no such revision. Also, we view our existing disclosures about Proposals 10 and 11 (the nominations of Messrs. Korsvold and Sveaas), for which Trico is not soliciting proxies, as in need no such revision.
Proposal 1: Election of Directors, page 13
Comment 16: You disclose that if any of the nominees are unable to serve, the board “may name a substitute nominee for whom votes will be cast.” Your disclosure suggests that you are reserving the right to vote for a substitute nominee in the event the other nominees are unable to serve. Please note that we consider the existence of substitute nominees to be material to a security holder’s voting decision. Please advise as to why you believe you are permitted to use these proxies for the election of other unnamed nominees to be designated by you at a later date. Refer to Rule 14a-4(d)(1).
Response 16: We have revised the aforementioned disclosure as set forth in the section titled “Proposal 1: Election of Directors” on pages 20 and 21 of Amendment No. 1, to clarify that, in the event a nominee is unwilling or unable to serve and a substitute nominee is named by the Board, Trico will undertake to comply with all legal obligations that may be applicable to the solicitation of proxies for the election of such substitute nominee.
Nominating and Governance Committee, page 18
Comment 17: We refer you to disclosure on page 19. Given the apparent importance of the total number of US citizens on the Board and the reasons you set forth for the concerns you have regarding the Kistefos nominees, please explain why US citizenship is not specifically listed amongst the minimum qualifications considered by the Nominating and Governance Committee.
Response 17: The Company’s Corporate Governance Guidelines provide that the Nominating and Governance Committee of the Board is responsible for assessing prospective Board members’ qualifications, including independence, as well as considerations regarding diversity, age, skills and experience. The Committee believes that nominees must meet certain minimum qualifications that are listed in our proxy statement. However, U.S. citizenship is not a minimum qualification for prospective directors; in fact, Per Staehr, a citizen of Denmark, currently serves as a director on Trico’s Board.
At the same time, Article Six of Trico’s Certificate of Incorporation effectively requires that Trico remain Jones Act eligible as a U.S. Maritime Company, and Trico must comply with the Jones Act to engage in coastwise trade in the U.S. Gulf of Mexico. Article Six, Section 5 of

Trico’s charter is designed to preserve Trico’s Jones Act eligibility by prohibiting non-U.S. citizens from constituting more than a minority of a Board quorum. Therefore, while a non-U.S. citizen are permitted to serve on Trico’s Board, the Committee has a responsibility to evaluate each prospective director nominee’s citizenship in light of the citizenship of the existing directors in order to comply with Trico’s charter and the requirements of the Jones Act. The Company has revised the disclosure in the section titled “Nominating and Governance Committee” under the heading “Proposal 1: Election of Directors” on page 25 of Amendment No. 1 to clarify the Committee’s assessment of prospective nominees.
Securities Ownership and Certain Beneficial Owners, page 28
Comment 18: We refer you to footnote 2. Please remove the reference to “economic interest”. As the participants are aware, beneficial ownership is not determined based on economic or pecuniary interest. Refer to Rule 13d-3(a). Please revise to clarify wherever applicable, that the persons listed are the beneficial owner(s) of the securities given their authority over the voting and/or investment power over such securities.
Response 18: In Amendment No. 2 to the Schedule 13G filed by Bay Harbour Management L.C. (“Bay Harbour”), Bay Harbour expressly attempted to disclaim beneficial ownership of shares of the Company’s Common Stock owned by investment funds and managed accounts “except to the extent of its economic interest, if any, in such funds and managed accounts.” (Emphasis added.) The Company’s disclosure in footnote 2 was intended to reflect the extent of Bay Harbour’s disclaimer regarding its beneficial ownership. Nonetheless, the Company agrees with the Staff’s interpretation of Rule 13d-3(a) and has revised footnote 2 accordingly. The other requested revisions are set forth in the footnotes to the table titled “Securities Ownership of Certain Beneficial Owners” under the heading “Securities Ownership” beginning on page 34 of Amendment No. 1.
Proposal 7, Stockholder Proposal Regarding Repeal of Bylaw Amendments, page 60
Comment 19: While you indicate that you have not introduced any bylaws to date, revise to clarify in your discussion that should shareholders reject the proposal, shareholders would be bound by any new bylaws adopted by the Board to the extent permissible under state law. Further, we note your disclosure that the Board intends to “disregard some or all of Kistefos’ proposals” at a later date in the event the company determines that the adoption of some of all of Kistefos’ proposals could cause the company or any of its subsidiaries or affiliates to lose the eligibility to conduct business as US maritime companies. Please clarify the relationship between shareholder rejection of this proposal and the Board’s ability to subsequently introduce new bylaws that would result in the other Kistefos proposals being disregarded, even if shareholders had voted to approve such proposals.
Response 19: The requested clarification is set forth in the section titled “Proposal 7: Stockholder Proposal Regarding Repeal of Bylaw Amendments” beginning on page 61 of Amendment No. 1.

Form of Proxy Card
Comment 20: Please provide boxes for shareholders to vote on each of the proposals presented in proposals 10, 11 and 12.
Response 20: We respectfully submit that boxes are not required for Proposals 10 and 11 and the item originally numbered 12 on the proxy card. As set forth on pages 11, 15, 63 and 64 of Amendment No. 1, Trico is not soliciting proxies with respect to Proposals 10 and 11 and, as the proxy card states, the proxy card will not be voted on Proposals 10 and 11. We believe Rule 14a-4(b)(1), which requires boxes for “each separate matter referred to [in the form of proxy] as intended to be acted upon, other than elections to office...”, permits this approach. The statement originally numbered “12” was not a proposal. To avoid any possible confusion, the number preceding such statement has been removed. Also, please note that, in accordance with the Staff’s request in Comment 21, Kistefos’s “additional proposal” has been assigned the number 12.
Comment 21: We refer you to Rule 14a-4(a)(3). While you may characterize proposal 13 as the “additional proposal”, it should be numbered and presented similar to the other proposals on the card. Please revise the proxy statement and proxy card or advise.
Response 21: Kistefos’s “additional proposal” has been assigned the number 12, and the proxy statement and proxy card have been revised accordingly.
Soliciting Materials filed on March 9, 2009 — Exhibit 99.2
Comment 22: You disclose that the Kistefos proposals would “effectively put Kistefos in control of approximately 29% of the Trico Board seats and, in the view of [y]our counsel, would mean that Kistefos would control more than 25% of the “voting power in the corporation.” It is not apparent that voting power of the corporation is the equivalent of voting power on the Board of directors. In future filings, please eliminate this statement or provide support for your interpretation.
Response 22: The citizenship requirements under the Jones Act are broadly written and designed to make it impossible for a person that is not a U.S. citizen to control in excess of 25% of the voting power of a corporation directly or indirectly or by any means. Judicial decisions indicate that the test is very expansive and courts are required “to look for any possible way in which non-citizens could exercise more than 25 percent of a vessel-owning corporation’s voting power.” Conoco, Inc. v. Skinner, 970 F.2d 1206 (3rd Cir. 1992). Since Trico’s charter effectively requires the Company to remain Jones Act compliant, Trico treats these expansive requirements as applying to any means by which voting power may be exercised, including through Board of Directors control.
Please also see our response to Comment 2 above.

Comment 23: You disclose that the company must remain a “U.S. Maritime Company under the terms of preferred mortgages on two Trico vessels pursuant to Title XI of the Merchant Marine Act of 1936 ...” and indicate that such debt would be accelerated upon the loss of Jones Act eligibility. Please provide support for this statement.
Response 23: The U.S. Government has issued guarantees of indebtedness incurred by Trico in connection with the construction of two U.S.-flag Jones Act qualified vessels pursuant to Title XI of the Merchant Marine Act, 1936. Pursuant to Section 2.01(b) of a Security Agreement between the U.S. Government and Trico, Trico is obligated to remain a Jones Act qualified U.S. citizen: “The Shipowner is a citizen of the United States within the meaning of Section 2 of the Shipping Act of 1916, as amended, and shall remain such a citizen for operation in trades in which the Shipowner proposes to operate the Vessels....” Under Article VI of the Security Agreement, the failure to remain a Jones Act qualified U.S. citizen under Section 2.01(b) constitutes a “Security Default,” which gives the U.S. Government the right to request that the Indenture Trustee make a demand for payment of the guaranteed amounts. The vessel mortgage related to these vessels incorporates by reference all of Trico’s covenants and agreements set forth in the Security Agreement, including the requirement to maintain its U.S. citizenship.
In connection with its responses to the Staff’s comments, the participants hereby acknowledge that:
•	the participants are responsible for the adequacy and accuracy of the disclosure in the Company’s filings;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the Company’s filing; and

•	the participants may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws in the United States.
Very truly yours,

Rishi A. Varma
General Counsel and Corporate Secretary

cc:	Dan Duchovny James L. Palenchar

COURT OF CHANCERY
OF THE

William B. Chandler III Chancellor	STATE OF DELAWARE	Court of Chancery Courthouse 34 The Circle Georgetown, Delaware 19947
Submitted: April 14, 2009
Decided: April 14, 2009
Gregory V. Varallo
Ethan A. Shaner
Scott W. Perkins
Richards, Layton & Finger, P.A.
920 North King Street
Wilmington, DE 19801
A. Gilchrist Sparks, III
John P. DiTomo
Morris, Nichols, Arsht & Tunnell LLP
1201 North Market Street
P.O. Box 1347
Wilmington, DE 19899

Re:	Kistefos AS v. Trico Marine Services, Inc. et al. Civil Action No. 4497-CC
Dear Counsel:
     In this action for declaratory relief, plaintiff Kistefos AS (“Kistefos”), a substantial minority stockholder of Trico Marine Services, Inc. (“Trico” or the “Company”), seeks a declaration that the Company improperly rejected a proposed bylaw on grounds that the proposed bylaw, if adopted, would be inconsistent with Delaware law and the Company’s certificate of incorporation.1 Trico recently announced that April 17, 2009 is the record date for the upcoming annual meeting, which is scheduled to take place as early as late May, but must occur no later than

[1]	Defendants are Trico and seven individuals alleged to have been members of Trico’s board at all times relevant to this action.

June 16, 2009. Plaintiff moved for expedited proceedings, and seeks a schedule that would allow the Court to grant relief before the annual meeting. On April 14, the court heard oral argument on the motion to expedite via teleconference. On the conditions set forth below, including that a stockholder vote on the proposal will be held at Trico’s 2009 annual meeting, the motion to expedite is denied.
     Trico is a Delaware corporation that provides marine support vessels to the global offshore oil and gas industry and operates primarily in international markets. Kistefos, a Norwegian limited company, owns approximately 22.2% of Trico’s issued and outstanding common stock, and is Trico’s largest stockholder. On March 14, Kistefos sent a letter to Trico’s board that included several proposals to be put before Trico’s stockholders for a vote at the 2009 annual meeting. Among these proposals are: (1) a proposal to amend the bylaws to change the number of directors on the board from seven to nine; (2) a proposal to amend the bylaws to change the number of directors required to constitute a quorum from a majority to seven, six of whom must be United States citizens; (3) a proposal to remove a current director from the board; and (4) if the three previous proposals are adopted, the nomination of two persons for election as directors.2 Also included in the March 14 letter was the proposal at issue in this case, the so-called “Proposal 8,” which provides, in part, that:
A Person shall be ineligible to serve as a director if such person fails to receive the number of votes required to elect directors at any meeting of stockholders at which such person is to be elected . . . . The term of any existing director of the Corporation who fails to receive the number of votes required to re-elect such existing director at any meeting of stockholders at which such existing director is nominated to be re-elected . . . shall immediately expire, and a vacancy in the Board of Directors shall be deemed to exist.
     Trico’s bylaws currently provide that directors are elected by a majority vote of stockholders. Under Trico’s governing documents, however, an incumbent director who receives only a plurality of votes can continue to serve as a

[2]	According to defendants, Trico is subject to the Merchant Marine Act of 1920, commonly referred to as the Jones Act, which imposes foreign ownership limitations on certain maritime companies. The proposals in the March 14 letter were in part a response to Trico’s claims that plaintiff’s previous proposals would have put Trico in danger of violating the ownership limitations of the Jones Act.

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“holdover” director until a successor has been elected or until the director’s resignation or removal. Plaintiff asserts that it submitted “Proposal 8 to give ‘teeth’ to the Company’s otherwise illusory majority voting requirement.”3
     In a letter dated March 25, the Company rejected Proposal 8 on the grounds that the bylaw would be invalid if adopted because it is inconsistent with, among other things, the provisions of Trico’s certificate of incorporation and §§ 141(b) and (k) of the Delaware General Corporation Law (“DGCL”). The letter further stated that:
For this reason, Trico’s Board has unanimously resolved to reject “Proposal 8” because it is not proper business that may be transacted by the stockholders at the 2009 annual meeting. Trico will disregard this proposal if Kistefos presents it for stockholder action at the 2009 annual meeting.
     Plaintiff initiated this action by filing the Verified Complaint and motion to expedite on April 8. The complaint alleges that Proposal 8 is consistent with Trico’s certificate of incorporation, bylaws, and Delaware law. The motion to expedite seeks a prompt final disposition of plaintiff’s claims so that Kistefos will be able to solicit stockholders to vote in favor of Proposal 8 at the annual meeting.
     During a teleconference with the Court on April 14, the parties, through their attorneys, each represented their positions with respect to expedition and the status of Proposal 8 with regard to the 2009 annual meeting. Plaintiff, while arguing that the case warrants expedition, represented to the Court that such expedition would not be necessary if the stockholders were permitted to vote on Proposal 8 at the 2009 annual meeting. Trico argued that, in order to preserve its legal position that Proposal 8 was invalid because it violates Trico’s certificate of incorporation and Delaware law, it must “disregard” the proposal if it is presented at the meeting. Trico offered, however, to collect and preserve the proxies submitted for and against Proposal 8, so that it could later be determined if the proposal received the required vote. Plaintiff agreed in principle with that result, but argued that it should be allowed to present Proposal 8 at the annual meeting in the same manner as other proposals. In response, Trico again took the position that it must, in order to preserve its legal position, “disregard” Proposal 8 at the meeting and prevent it from being presented to the stockholders as a valid proposal for a vote.

[3]	Pl.’s Mot. for Expedited Proceedings ¶ 2.

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     This remaining disagreement between the parties can be easily remedied as follows: the defendants’ legal position—that Proposal 8 would be invalid if adopted because it is inconsistent with, among other things, Trico’s certificate of incorporation and DGCL §§ 141(b) and (k)—is hereby noted and preserved. Proposal 8 will be presented for a stockholder vote at the 2009 annual meeting in the same manner as other proposals are presented to the stockholders for a vote. Because its legal position has been preserved, Trico has no reason to prevent a stockholder vote on Proposal 8. Accordingly, Kistefos will be permitted to solicit proxies and present arguments at the annual meeting regarding Proposal 8 in the same manner that it is permitted to do with respect to other proposed bylaws. In other words, the stockholders will be permitted to vote on Proposal 8 at the annual meeting in the same manner as they are permitted to vote on other proposed bylaws.
     The resolution described above obviates the need for expedited proceedings. In deciding whether to expedite proceedings, the Court must determine whether “the plaintiff has articulated a sufficiently colorable claim and shown a sufficient possibility of a threatened irreparable injury,” such that the additional costs of proceeding on an expedited basis are justified.4 In light of the now pending stockholder vote on Proposal 8, plaintiff faces no irreparable injury. The stockholders will vote on Proposal 8 at the annual meeting, and if the proposal receives the required number of votes, then the issue will be preserved and ripe for judicial review. Additionally, pending the stockholder vote on Proposal 8 at Trico’s 2009 annual meeting, the issue of the legal validity of Proposal 8 is not ripe because the relevant events that must occur before the issue requires adjudication—namely, the approval of Proposal 8 by Trico’s stockholders—may never occur.5 Absent some compelling reason to do otherwise, this Court should refrain from rendering an advisory opinion where adjudication of the issue is not needed for there to be an informed stockholder vote on the proposal.6

[4]	Giammargo v. Snapple Beverage Corp., 1994 WL 672698, at *2 (Del. Ch. Nov. 15, 1994).

[5]	See Stroud v. Milliken Enters., Inc., 552 A.2d 476, 479-80 (Del. 1989); Bebchuk v. CA, Inc., 902 A.2d 737, 740-45 (Del. Ch. 2006); Gen. Datacomm Indus., Inc. v. Wis. Inv. Bd., 731 A.2d 818, 820-22 (Del. Ch. 1999); Diceon Elecs., Inc. v. Calvary Partners, L.P., 1990 WL 237089, at *3 (Del. Ch. Dec. 27, 1990).

[6]	See Bebchuk, 902 A.2d at 741-44; Datacomm, 731 A.2d at 820 (“As in Diceon, the stockholders can cast an informed vote if the proxy materials disclose that there are differing views regarding the validity of the Repricing Bylaw.”); Diceon, 1990 WL 237089, at *3

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For the foregoing reasons, and on the conditions described above, the motion to expedite is denied. If Proposal 8 is approved by the stockholders at the 2009 annual meeting, and the parties believe that there are remaining issues that require judicial intervention, then the parties should contact the Court to set a schedule.
     IT IS SO ORDERED.

Very truly yours,

William B. Chandler III

WBCIII:jmb

(“Despite Diceon’s contrary assertion, its shareholders do not need an adjudication of the by-law proposal’s validity in order to cast an informed vote.”).

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